IAMGOLD® CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES APPOINTMENT OF MURRAY P. SUEY TO THE BOARD OF DIRECTORS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, February 15, 2024 – IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("IAMGOLD" or the "Company") today announced that that Mr. Murray P. Suey, FCPA, FCA has been appointed to the Company's board of directors effective immediately. Mr. Suey has also been appointed as the Chair of the Audit and Finance Committee.

"We are delighted to welcome Murray Suey to the board of directors of IAMGOLD," commented David Smith, Chair of the Board of IAMGOLD. "Throughout his distinguished career, Murray has demonstrated exceptional leadership, stewardship and strategic acumen, with extensive experience advising and working with international resource companies. His deep understanding of complex business environments and commitment to excellence make him an ideal candidate to contribute to the strategic direction and governance of IAMGOLD."

Mr. Suey has over 40 years of experience in financial advisory, operations and auditing with KPMG Canada, a global leading accounting and professional services firm. Mr. Suey most recently served as a Regional Managing Partner in KPMG Canada. Prior to this, he was a Partner-in-Charge of the Calgary audit practice with decades of experience advising global natural resource companies and SEC registrants. Mr. Suey was proudly a founding member of KPMG Canada's Inclusion and Diversity Council which guided KPMG Canada to actively manage diversity and representation of women in senior management positions. Mr. Suey is currently the Director, Treasurer and Member of the Executive Committee of the Board for the Juvenile Diabetes Research Foundation (JDRF) Canada.

Mr. Suey was awarded the Fellow designation of the Institute of Chartered Accountants (FCPA, FCA) in 2019, and holds a Bachelor of Commerce (with Distinction) from the University of Calgary. In 2023, Mr. Suey received the Executive Certificate in Advancing Sustainability from the NYU Stern Center for Sustainable Business and completed the Directors' Consortium from Stanford University Graduate School of Business.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to commence production in early 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in Canada. IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index, a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com

All material information on IAMGOLD can be found at www.sedarplus.ca or at www.sec.gov.

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